December 2, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)

 on behalf of the following series:

  T. Rowe Price Transition Fund (the “Fund”)

 File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on November 30, 2020, regarding the Registrant’s registration statement filed on Form N-1A on October 16, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

As you are aware, we are planning to begin using the Fund on or around December 3, 2020. If you have any additional comments, please provide them prior to that time.

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus and SAI showing how each comment was incorporated (as applicable) in the correspondence filing.

Comment: It appears that this Fund may be a novel fund in its operation. Please provide any information regarding other funds that may operate similarly.

Response: The Bridge Builder Transition Fund, a series of the Bridge Builder Trust (File Nos. 333-187194 and 811-22811), is currently effective with the SEC and is operationally very similar to the Fund. This fund was originally filed with the SEC on Form N-1A pursuant to Rule 485(a) (SEC Accession No. 0000894189-15-001967) on April 24, 2015 and went effective automatically pursuant to Rule 485(b) on December 7, 2015 (SEC Accession No. 0000894189-15-006222).

As described in the Bridge Builder Transition Fund’s currently effective prospectus, “[t]he primary investment objective of the [fund] is to seek to orderly liquidate securities received by the [f]und as part of Client Transitions (as defined [in the fund’s principal investment strategies]) as soon as reasonably practicable. When the [f]und is not actively being used to facilitate a Client… the [f]und will seek to preserve principal value.”1

1 Available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1567101/000119312520275416/d44677d485bpos.htm

In summary, the Bridge Builder Transition Fund is designed to be a transition management vehicle for Edward Jones Advisory Solutions® clients (“Clients”). In certain circumstances, a third party fund held by Clients (“Third Party Fund”) may distribute to Clients in-kind securities and other investments (rather than cash) (referred to herein as “Third Party Portfolio Securities”) in satisfaction of Edward Jones’ request to redeem Client shares of the Third Party Fund. The sole purpose of the Bridge Builder Transition Fund is to provide Clients with an investment vehicle that is designed to transition Third Party Portfolio Securities to cash in an efficient manner (each, a “Client Transition”).

When the Bridge Builder Transition Fund is not actively being used to facilitate a Client Transition, it may invest up to 100% of its assets in cash, money market instruments, repurchase agreements and other short-term obligations that would not ordinarily be consistent with its primary investment objective. The Bridge Builder Transition Fund has broad flexibility with respect to its portfolio holdings in order to enable it to accommodate the contribution of Third Party Portfolio Securities, which will be contributed to it by the Clients participating in the Client Transition at the start of each Client Transition. Once the Third Party Portfolio Securities are received by the Bridge Builder Transition Fund, Edward Jones will not actively manage the Third Party Portfolio Securities. Rather, Edward Jones’s primary focus will be to seek to orderly liquidate such Third Party Portfolio Securities as soon as reasonably practicable at a price Edward Jones believes is reasonable and to seek to minimize transaction costs to Clients in connection with such liquidations.

Like the Bridge Builder Transition Fund, the Fund’s primary investment objective “is to seek the orderly transition of securities and other financial instruments it receives in connection with a portfolio transition. When the fund is not actively being used to facilitate a portfolio transition, the fund will seek to preserve principal value.” In certain circumstances, a T. Rowe Price mutual fund, collective investment trust (“CIT”), and/or Section 529 college savings plan that invests in mutual funds or CITs advised and sponsored by T. Rowe Price (collectively, “T. Rowe Price Multi-Asset Products”) will seek to transition its investment in one or more underlying funds or CITs (each, an “initial portfolio”) to one or more different underlying funds or CITs (each, a “receiving portfolio”) or to cash. Each initial portfolio may distribute to the Fund in-kind securities and other investments (in addition to cash) in satisfaction of the applicable T. Rowe Price Multi-Asset Product’s request to redeem its shares of the initial portfolio, and the T. Rowe Price Multi-Asset Product will receive shares of the Fund. The Fund will then sell or otherwise liquidate certain of the securities and/or other investments received and will buy or otherwise acquire securities and/or other investments that align with the investment program of the applicable receiving portfolio. The Fund will then distribute to the receiving portfolio in-kind securities, other investments, or cash in satisfaction of the T. Rowe Price Multi-Asset Product’s request to redeem its shares of the Fund, and the T. Rowe Price Multi-Asset Product will receive shares of the receiving portfolio. In general, and as discussed in more detail below, any redemptions in-kind will represent a pro-rata distribution of the Fund’s securities, subject to certain limited exceptions. Alternatively, the Fund may satisfy the T. Rowe Price Multi-Asset Product’s redemption request solely through cash. The sole purpose of the Fund is to provide each T. Rowe Price Multi-Asset Product with an investment vehicle designed to transition its investment from an initial portfolio to a receiving portfolio or to cash in an efficient manner (a portfolio transition).

When the Fund is not actively being used to facilitate a portfolio transition, it may invest up to 100% of its assets in cash, T. Rowe Price money market funds (including Z Class shares of the T. Rowe Price U.S. Treasury Money Market Fund), money market instruments, and other short-term obligations (collectively, cash investments) that would not ordinarily be consistent with the Fund’s primary investment objective.

One key difference between the Fund and the Bridge Builder Transition Fund is that the Bridge Builder Transition Fund may concentrate its investments (i.e., invest more than 25% of its net assets) in a particular industry or group of industries if the securities and other investments that compose the Third Party Fund for which a Client Transition relates are so concentrated. As discussed in more detail below, the Fund has adopted a policy to not concentrate its investments in any particular industry.

Comment: The SAI indicates that this fund will not concentrate in any one industry, as defined in the Investment Company Act of 1940 (the “1940 Act”) and in Form N-1A. Please explain how the Fund will ensure that it will not concentrate?

Response: Each initial and receiving portfolio will be a fund or CIT that does not concentrate its investments in any particular industry. As the Fund buys and sells investments as part of a transition, it will monitor the portfolio daily and conduct pre- and post-trade testing to ensure that the Fund does not breach the 25% limit. Additionally, because the industry concentration limit applies at the time of purchase, if the Fund’s concentration in any one industry rises above 25% due to a sale, market movement, or in-kind redemption, the Fund’s next purchase or acquisition will be outside of that industry.

Comment: Please explain how the Fund, in engaging in one or more portfolio transitions, will not purposefully or inadvertently engage in any affiliated transactions prohibited by Section 17 of the 1940 Act.

Response: The Fund will be used to transition assets for large rebalancing trades in T. Rowe Price Multi-Asset Products in order to mitigate tax impacts and transaction costs for external shareholders of the underlying mutual funds or CITs. By transferring securities in-kind from an initial portfolio to the Fund (and similarly transferring securities from the Fund to a receiving portfolio), the underlying portfolios avoid having to sell securities to generate cash to accommodate the Multi-Asset Products’ rebalancing. Otherwise, all the initial portfolio’s shareholders (including shareholders who hold the initial portfolio directly rather than through a Multi-Asset Product) could realize significant capital gains, in addition to being impacted by transaction costs and brokerage commissions associated with the rebalancing. In addition, the portfolio managers of the underlying portfolios would have to sell securities in order to generate cash to meet the redemption from the T. Rowe Price Multi-Asset Products, which could be disruptive to the portfolio management of the underlying portfolio. Similarly, by transferring securities in-kind from the Fund to a receiving portfolio, the external shareholders of the receiving portfolio avoid having to buy securities that fit the receiving portfolio’s investment program, which would result in transactions costs and brokerage commissions and could also be disruptive to managing the receiving portfolio. Further, satisfying the T. Rowe Price Multi-Asset Products’ large redemption requests in-kind (rather than in cash) helps the initial portfolio maintain ample liquidity to meet other shareholders’ redemption requests.

The Fund, along with all the mutual funds sponsored and managed by T. Rowe Price Associates, Inc. (“T. Rowe Price”), is permitted to engage in purchases and redemptions in-kind in accordance with SEC staff no-action guidance. Section 17(a) of the 1940 Act prohibits certain transactions between a registered investment company and an affiliated person of such company or an affiliated person of such a person.1

1 Section 2(a)(3) of the 1940 Act defines an affiliated person as, among other things, “any person directly or indirectly owning, controlling, or holding with power to vote, five per cent or more of the outstanding voting securities of such other person.”

In a no-action letter dated December 28, 1999, the staff of the SEC took the position that a registered investment company may satisfy a redemption request from an affiliated person, whether or not itself a registered investment company, by means of an in-kind distribution of portfolio securities provided certain conditions are met.2

2 See Signature Financial Group, Inc. (avail. Dec. 28, 1999)

Likewise, in a no-action letter dated December 21, 2005, the SEC took the position that an affiliated shareholder of a registered investment company may use portfolio securities received from an investment company in a redemption in kind as consideration for the simultaneous purchase of shares of another investment company in the same fund family that has similar investment objectives and policies, provided certain conditions are met.3

3 See GE Institutional Funds (avail. Dec, 21, 2005)

The directors of the T. Rowe Price funds have adopted procedures related to redemptions and purchases in-kind involving affiliated shareholders in order to comply with the SEC staff’s conditions. In sum, these procedures require the following (among other things):

• Redeeming shareholders must not influence the selection of securities received in-kind;

• If the distribution is not pro-rata, it must be fair to the redeeming shareholder and the fund;

• Securities received in-kind, and then contributed in-kind, must be appropriate, in type and amount, for the fund being purchased and must not dilute the interests of current shareholders of the fund;

• The fund’s board of directors must determine quarterly that any redemptions and purchases in-kind in the prior quarter by an affiliated shareholder did not favor the redeeming/purchasing shareholder over any other shareholder, were in the best interests of the fund and otherwise complied with the SEC conditions.

Although the procedures do not require all redemptions in-kind to be pro rata, in general, and as disclosed in the Fund’s prospectus under the heading Principal Investment Strategies, any redemptions in-kind involving a transition will be pro rata, with certain limited exceptions.4

4 Examples of permissible excluded securities include but are not limited to: derivatives, new issue underwritings, de minimis positions, securities subject to transfer restrictions, securities subject to a pending corporate action, and securities with a minimum lot size.

If a security is excluded from a pro rata purchase or redemption, the purchase or redemption will include cash in lieu of securities, equal to the value of the excluded securities as of the close of business on the trade date of the purchase or redemption order. Importantly, all T. Rowe Price Funds utilize the same valuation methodologies, so shareholders of an initial portfolio, receiving portfolio, or multi-asset product will not be diluted by using the Fund or in-kind transfers. All securities transferred as part of any in-kind purchase or redemption are transferred at the same time and valued at the close of business on the trade date of the purchase or redemption order.

When making a determination to redeem in-kind or in cash, T. Rowe Price’s obligation is to the remaining shareholders of the fund and the decision must be in their best interests; however, T. Rowe Price may also consider the interests of the redeeming shareholder who is impacted by the transaction. By transferring securities from an initial portfolio to the Fund in-kind, T. Rowe Price will be acting in the best interests of the remaining shareholders of an initial portfolio since those shareholders will benefit by not bearing the transaction costs, brokerage commissions, or tax impacts associated with selling securities in order to redeem a T. Rowe Price Multi-Asset Product in cash. Similarly, by transferring securities from the Fund to a receiving portfolio in-kind, T. Rowe Price will be acting in the best interests of the receiving portfolio since the external shareholders of the receiving portfolio will not bear the transaction costs, brokerage commissions, or tax impacts associated with purchasing securities as a result of the large in flow of cash. The initial and receiving portfolios will also benefit from not having to sell or buy large amounts of securities, which can be disruptive to the management of a fund’s assets. Lastly, T. Rowe Price will also act in the T. Rowe Price Multi-Asset Products’ best interests since their shareholders will benefit from the ability to reallocate more efficiently and nimbly between underlying strategies. We note that most of the T. Rowe Price funds-of-funds recently restructured their fees such that shareholders pay an all-in fee at the top-fund top level (rather than paying acquired fund fees and expenses), so fund-of-fund shareholders are not expected to realize an increase in fees as a result of investing in the Fund. Moreover, since some transaction fees and brokerage expenses are embedded in the cost of a security, we anticipate that the T. Rowe Price Multi-Asset Products’ performance will not be significantly impacted by rebalancing through the Fund using in-kind transfers. On the other hand, if the T. Rowe Price Multi-Asset Products were to complete the reallocations in cash without using the Fund, we would expect their performance to be more significantly impacted (along with the performance of the underlying portfolios).

With respect to an in-kind purchase, the securities received in-kind must be deemed by the portfolio manager to be appropriate, in type and amount, for investment by the product receiving the securities in light of its investment objectives, investment programs and policies, and its current holdings. The in-kind purchase must also not dilute the interests of the shareholders of the purchased investment product. The Fund will be utilized to transition the initial portfolio’s securities to securities that the portfolio manager of the receiving portfolio believes to be appropriate in type and amount. Also, as mentioned above, all T. Rowe Price Funds utilize the same valuation methodologies, so shareholders of an initial portfolio, receiving portfolio, or multi-asset product will not be diluted by using of the Fund.

Comment: Why would the Fund have any significant assets when not being used for its primary purpose? Please provide further detail.

Response: We do not expect the Fund to have significant assets when it is not actively being used for a transition. However, T. Rowe Price and/or certain of the T. Rowe Price Multi-Asset Products are expected to maintain a relatively small position in the Fund on an ongoing basis so that the Fund can continue to strike a daily net asset value and also so that the Fund has shareholders to which it can distribute any distributions or capital gains. Only T. Rowe Price Multi-Asset Products that participated in a transition will maintain a position in the Fund.

Comment: How will the fund be seeded? Will it only contain securities transferred to it by other funds and cash generated by the sale of the same?

Response: Initially, T. Rowe Price seeded the Fund with a cash investment. Shortly after inception, and after the relevant T. Rowe Price Multi-Asset Products become shareholders of the Fund, T. Rowe Price is expected to redeem its shares (although T. Rowe Price may be a shareholder of the Fund at certain times if it is determined to be operationally necessary – for example, if no T. Rowe Price Multi-Asset Products are shareholders of the Fund at a particular time). As mentioned above, when the Fund is not actively being used for a transition, certain of the T. Rowe Price Multi-Asset Products and/or T. Rowe Price are expected to maintain a small position in the Fund. When the Fund is not being used for a transition, its assets will be invested in an affiliated money market fund.

Comment: On page 13, under the heading Principal Risks, the prospectus states, “[s]ome of the principal tools the adviser uses to try to reduce overall risk include intensive research when evaluating a company’s prospects and limiting exposure to certain industries, asset classes, or investment styles when appropriate.” How does this sentence apply to the fund?

Response: We intend to remove this sentence from the prospectus entirely.

Comment: Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: The Fund respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The funds submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes.1

1 See, e.g., First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020 (https://www.sec.gov/Archives/edgar/data/0000356134/000089710120000749/faf_485bpos-1.htm); John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020 (https://www.sec.gov/Archives/edgar/data/0001331971/000113322820006101/jhfii-html2991_485bpos.htm); Ashmore Funds, Registration Statement filed on Form N-1A on September 11, 2020 (); Wisdomtree Trust, Registration Statement filed on Form N-1A on September 10, 2020 (); American Balanced Fund, Registration Statement filed on Form N-1A on February 28, 2020 (); American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020 ().

Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.